Exhibit 12.1

Computation of ratio of earnings to fixed charges:

	Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings (loss) available for fixed charges:
Income (loss) before income taxes	$207,222	$135,670	$234,222	$(2,877,111)	$710,872	$723,074	$(696,190)
Adjustments:
Add: Fixed charges	69,561	55,882	112,494	103,625	94,032	70,453	37,338
Add: Amortization of capitalized interest	567	126	252	64,278	201	36	—
Less: Capitalized interest	(10,945)	(368)	(1,984)	(14,987)	(30,664)	(21,223)	—

Total earnings available for fixed charges	266,405	191,310	344,985	(2,724,195)	774,442	772,340	(658,852)

Fixed Charges:
Interest expense	$54,362	$51,002	$101,487	$88,180	$63,156	$49,032	$37,167
Capitalized interest	10,945	368	1,984	14,987	30,664	21,223	—
Rental expense attributable to interest	4,254	4,512	9,023	458	212	198	171

Total fixed charges	69,561	55,882	112,494	103,625	94,032	70,453	37,338

Ratio of earnings to fixed charges	3.8	3.4	3.1	*	8.2	11.0	*

*	Earnings for the years ended December 31, 2012 and 2009 were insufficient to cover fixed charges by $2.8 billion and $696.2 million.